Exhibit 99.5

To:	To:
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report on the Appointment of Company Secretary

Regulation 34(b) of the Securities Regulations (Immediate and Periodic reports) 1970

1.	Family Name and First Name: Eran Nahum Ballan

Type of Identity Number: Israeli ID Number

Identity Number: 022012843

Citizenship: Private individual not holding Israeli citizenship, country of citizenship: Israeli

2.	Date of Birth: 09/02/1965

3.	Address for service: 1 Hashalom Road, Tel Aviv, Israel

4.	Positions of appointment: Senior Executive Vice President, General Counsel and Company Secretary

5.	Previous position in the Company prior to this appointment: Senior Executive Vice President and General Counsel

6.	Starting date of the appointment: 03/27/2012

7.	Education:

Degree	Field	Academic Institution
M.A	Law	New York University
L.L.B	Law	Essex University

8.	Major activities over the past 5 years

Position Filled Served	Place of Employment	Length of Time
Senior Executive Vice President, General Counsel	Gazit Globe, Ltd.	5 years

9.	The Officer is not an employee of a subsidiary of the Corporation or of a company connected to the Corporation or of an interested party in the corporation

10.	The Officer is not a family member of another Interested Party in the Corporation

11.	The Officer hold securities of the Corporation, as detailed below:

Name and Type of Security	Amount	Holding percentages
		Non-diluted	Fully diluted
Non-registered Option	19,234	0.00	0.01
Non-registered Option	130,000	0.00	0.08

12.	The Officer does not hold securities of a subsidiary of the Corporation if the subsidiary’s activity is material to the operation of the Corporation